SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 'Prudential - Dubai FSA Licence'


Embargo: 08.00am Tuesday 31 October 2006


PRUDENTIAL GRANTED DUBAI FINANCIAL SERVICES AUTHORITY LICENCE

Prudential plc has announced that it has received a licence from the Dubai Financial Services Authority (DFSA) to operate as an authorised firm from the Dubai International Financial Centre (DIFC).


Prudential will initially target a largely untapped and growing wealth management opportunity across the United Arab Emirates by providing investors in the region access, through financial intermediaries, to its existing international fund range. Prudential also plans to launch new funds backed by assets from the region as well as Sharia-compliant funds that will be available internationally.


The funds that will be available initially include the International Opportunities Funds (Luxembourg), Prudential ICICI Mutual Funds (India) and the M&G Funds (UK) range.


Ajay Srinivasan, Chief Executive, Fund Management, Prudential Corporation Asia, said: "The Middle East has great potential for wealth management and this base at the DIFC gives us the opportunity to leverage our successful fund management operation to both access new customers and also cater to the growing Islamic finance sector.


"In due course, we plan to launch conventional and Sharia-compliant funds backed by regional assets and these will also be made available to international investors."


                                    - ENDS -


Enquiries to:

Media                                   Investors/Analysts

Jon Bunn                 020 7548 3559  James Matthews         020 7548 3561
William Baldwin-Charles  020 7548 3719  Valerie Pariente       020 7548 3511



Notes to Editor:


About Prudential


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP238 billion in assets under management, as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 October, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations